Exhibit 100.0

Your Customer Service Isn’t As Effective As You Think It Is, According
to New NICE inContact Survey That Reveals Gaps Between Business
and Consumer Perceptions

Across more than 10 different customer experience channels, consumers rated customer service 17% lower, on average, than businesses rated their own success in meeting customer needs

SALT LAKE CITY – September 26, 2017 – NICE inContact, (Nasdaq:NICE) today announced a ground-breaking study comparing how businesses rate their success across more than 10 customer experience channels versus the actual experience and satisfaction that customers report in those channels. The new research, the second wave of the NICE inContact Customer Experience Transformation Benchmark Study, analyzes how customer service organizations think they are delivering in both agent-assisted and self-service channels including interactions with contact center agents via phone, email, chat, social media, and text as well as through web self-service, mobile applications, and interactive voice response (IVR). The research demonstrates a significant disconnect in how businesses perceive their customer service channels are performing, and how consumers actually feel about the level of service they are receiving.

The gap in agent-assisted channels is 18 points between what businesses and consumers report with businesses rating overall success of 63 percent for inbound/outbound calls, online chat/video, SMS Text, and social media. Whereas consumers give those same channels only 45 percent success rating—a gap of 18 points. The biggest difference is with inbound/outbound voice calls at 28 points.

For self-service channels businesses report an overall success rate of 52 percent for customer satisfaction, yet consumers give only 39 percent success rating—a gap of 13 points. Self-service channels included website, mobile app, automated phone menu, and virtual assistants (i.e. chatbots). For these channels, the biggest difference is with automated phone menu or interactive voice response (IVR) with a gap of 27 points.

The new research builds on the first wave of the customer experience study that revealed consumer responses, published in April 2017. The NICE inContact second wave research surveyed businesses to gain insight into how they think they are meeting customer service needs, which channels businesses prefer to communicate through, and how satisfied businesses think their customers are with service experiences across channels. The results confirmed that businesses are offering multiple channels to satisfy customers’ needs and preferences, as well focusing on being quick and providing complete information, regardless of channel.

“While both businesses and consumers agree that omnichannel options are essential for positive customer experiences, there is a clear divide in how successfully businesses are delivering those experiences across channels, and what priorities should be,” said Paul Jarman, CEO at NICE inContact. “It’s imperative that businesses pay closer attention to consumer preferences, and deploy technologies and strategies that best meet those needs – as quickly as possible, across all service channels.”

The Disconnect Between Businesses and Consumers

•	Online chat is viewed by consumers as the channel with the highest satisfaction rating—yet businesses rate chat as their least successful channel.
Only 16 percent of businesses selected chat as one of their top three most preferred channels whereas 39 percent consumers placed online chat as one of their most preferred channels. While phone calls and email are still preferred more highly by both business and consumers, chat represents an opportunity for businesses to meet consumers in a highly preferred channel.

•	For agent-assisted channels, businesses rate email a success despite low customer satisfaction
Sixty-four percent of businesses rate email a successful channel for customer interactions, while only 43 percent of consumers are satisfied when using that channel.

•	Major disconnect between how consumers and businesses rate mobile apps
Consumers most consistently rate mobile apps as the channel that elicits the most positive emotions for customer service. Businesses, however, underestimate the impact, with mobile apps rated as one of the least likely to produce consumer positivity.

•	Businesses misaligned with customers on personalization
Twenty-one percent of consumers studied rate personalized service as a top priority, compared to only 13 percent of businesses.

Where Businesses and Consumers Agree

•	Research shows agent-assisted phone calls are king, yet consumers still expect omnichannel options
Businesses believe they have the highest service resolution success rates with the phone (68 percent), and consumers reported to prefer phone interactions the most. More than 50 percent of businesses offer all agent-assisted and self-service options (online chat/video, SMS, social media), even though most customers still heavily rely on phone calls for fastest resolution.

•	Speed is the highest priority for both customers and businesses
For self-service channels, both businesses and customers agree that fast resolution is the number one priority for customer service. For agent-assisted, businesses prioritize providing the most complete information over speed, though customers still rate speed the top priority.

•	Fifty-two percent of consumers strongly agree – point them in the direction of fastest resolution
More than half of consumers expect companies to point them to the channel that will resolve the solution the fastest. Businesses understand the importance of speed, too, with 51 percent strongly agreeing that this is key to consumers.

NICE inContact is a gold sponsor at ICMI’s Contact Center Demo 2017 conference being held September 25-27 in Las Vegas, NV. NICE inContact is exhibiting at booth #508 and will be presenting a 25-minute session about the research on Tuesday, September 26 at 10:50-11:15 am in the Solution Spotlight Theater.

About This Report
NICE inContact surveyed 300 contact center decision makers using a business panel for the Business Wave of the research. For the Consumer Wave, NICE inContact surveyed more than 700 consumers who had experienced a customer service interaction in the past three months. For more information, download the latest research report here.

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG. www.incontact.com

Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.